Pricing Supplement No. 1, dated November 27, 2001

(To Prospectus dated August 1, 2001 and       Filed Pursuant to Rule 424(b)(3)
Prospectus Supplement dated October 30, 2001)                 File No. 333-62980

Maytag Corporation
Medium-Term Notes, Series E, Fixed Rate
-----------------------------------------------------------------------------------------------------------
-Trade Date:  November 27, 2001                     -Interest Rate: 6.875%
-Principal Amount:  $200,000,000                    -Interest Payment Date(s): Semiannually on June 1 and
                                                     December 1 of each year (or, if such date is not a
                                                     Business Day, on the first Business Day
                                                     following such date)
-Original Issue Date: November 30, 2001
-Specified Currency:                                -Stated Maturity: December 1, 2006
         [X]  U.S. dollars                          -Net Proceeds to Issuer: $199,000,000
         [_]  Other__________                       -Authorized Denominations: $1,000
-Paying Agent:  Bank One, National Association      -Regular Record Dates: Fifteenth day preceding
                                                     each Interest Payment Date
-Issue Price:   100.0%                              -Overdue Rate:  N/A
-Underwriting Discount: 0.500%                      -CUSIP: 57859HBT0
-----------------------------------------------------------------------------------------------------------
-Form:     X     Book-Entry                          -Depositary: The Depository Trust Company
         ------                                      -Sinking Fund: No
         ______  Certificated                        -Amortizing Note:  No

-Optional Redemption:  _____   The Notes cannot be redeemed prior to maturity
                         X     The Notes may be redeemed prior to maturity
                       -----

         -Initial Redemption Date: See Annex A
         -Initial Redemption Percentage: See Annex A
         -Annual Redemption Percentage Reduction: See Annex A

-Option to Elect Repayment:

            X    The Notes cannot be repaid prior to maturity at the option of
         ------  the holder
         ______  The Notes can be repaid prior to maturity at the option of the holder

         -Optional Repayment Price(s): N/A
         -Optional Repayment Date(s): N/A

-Interest Rate Reset Option:  _____  Yes

                                X    No
                              -----

         -Optional Reset Dates: N/A

-Stated Maturity Extension Option:  _____    Yes

                                      X      No
                                    ------

         -Extension Period(s) and Final Maturity Date: N/A

         -Interest Rate During Extension Period: N/A

-Original Issue Discount Note:   ______  Yes

                                    X    No
                                 ------

         Total Amount of OID: N/A
         Original Yield to Maturity: N/A
         Initial Accrual Period OID: N/A
         Issue Price: N/A

-Names of Agents: Banc One Capital Markets, Inc., Lehman Brothers Inc., Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc.

-Capacity: ___ Agent        X     Principal
                           ---

-If as principal: ___      The Notes are being offered at varying prices related
                           to prevailing market prices at the time of resale.

                   X       The Notes are being offered at a fixed initial public
                  ---      offering price of 100% of Principal Amount.

Other Provisions:                                    Annexes  Attached:   X
                                                                         ---

           ANNEX A TO PRICING SUPPLEMENT NO. 1 DATED NOVEMBER 27, 2001
               TO PROSPECTUS SUPPLEMENT DATED OCTOBER 30, 2001 AND
                         PROSPECTUS DATED AUGUST 1, 2001

                               MAYTAG CORPORATION
                           MEDIUM-TERM NOTES, SERIES E
                                  (FIXED RATE)

                               OPTIONAL REDEMPTION

         We may, at our option, redeem the Notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed, and (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points, plus, in each case, accrued interest to the date of redemption.

         "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

         "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

         "Quotation Agent" means the Reference Treasury Dealer appointed by us.

         "Reference Treasury Dealer" means (1) each of Banc One Capital Markets, Inc. and Lehman Brothers Inc. and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

         We will mail notice of any redemption at least 30 days, but not more than 60 days, before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

          ANNEX B TO PRICING SUPPLEMENT NO. 1, DATED NOVEMBER 27, 2001
               TO PROSPECTUS SUPPLEMENT DATED OCTOBER 30, 2001 AND
                         PROSPECTUS DATED AUGUST 1, 2001

                               MAYTAG CORPORATION
                           MEDIUM-TERM NOTES, SERIES E
                                  (FIXED RATE)

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

         We have entered into a Purchase Agreement, dated November 27, 2001 (the "Purchase Agreement"), with Banc One Capital Markets, Inc., Lehman Brothers Inc., Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc. (the "Purchasers"). Subject to the terms and conditions set forth in the Purchase Agreement and the Distribution Agreement, as defined in the Prospectus Supplement, we have agreed to sell to each of the Purchasers, and each of the Purchasers has severally agreed to purchase, the principal amount of our 6.875% Notes due December 1, 2006 (the "Notes"), set forth below:

         Purchaser                                      Principal Amount
         ---------                                      ----------------

         Banc One Capital Markets, Inc. ..............    $ 80,000,000
         Lehman Brothers Inc. ........................    $ 80,000,000
         Deutsche Banc Alex. Brown Inc. ..............    $ 20,000,000
         Salomon Smith Barney Inc. ...................    $ 20,000,000

                                                          ------------
                           Total .....................    $200,000,000
                                                          ============

         The Purchase Agreement provides that the obligations of the Purchasers to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Purchasers are committed to take and pay for all of the Notes, if any are taken.

         The Purchasers propose to offer the Notes in part directly to the public at the initial offering price set forth on the cover page of this Pricing Supplement, and in part to certain dealers at such price less a concession not in excess of .30% of the principal amount of the Notes. The Purchasers may allow, and such dealers may reallow, a concession not in excess of .20% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Purchasers.

         In connection with certain offers or sales of the Notes, one or more of the Purchasers may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. These transactions may include bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Purchasers create a short position in the Notes, that is, if they sell the Notes in an aggregate principal amount exceeding that set forth on the cover page of this Pricing Supplement, the Purchasers may reduce that short position by purchasing the Notes in the open market. Purchases of the Notes for the purpose of stabilization or to reduce a short position could cause the price of the Notes to be higher than it might be absent the purchases.

         The Notes are part of a new issue of securities with no established trading market. We have been advised by each Purchaser that it presently intends to make a market in the Notes, although none of the Purchasers is obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes, or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

         We have agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Purchasers may be required to make in respect thereof.

         The Purchasers have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The Purchasers may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the

Purchasers participating in this offering are dealers under our commercial paper programs, and may receive proceeds from this offering as a result of the ownership of some of our commercial paper. In addition, certain of the Purchasers, or their affiliates, are lenders under our existing credit facilities. Bank One, National Association, the trustee for the Notes, is an affiliate of Banc One Capital Markets, Inc. This offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8).